SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: July 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐  No  ☒

This Report on Form 6-K contains:

-	Adecco SA Press Release Announcement Convertible Bond CHF 900 mio max.; 23 July 2003
-	Adecco SA Press Communication Pricing Convertible Bond; 23 July 2003

NOT FOR DISTRIBUTION OR RELEASE IN CANADA, BERMUDA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

July 23rd, 2003

Adecco Issues Convertible Bonds

Adecco Financial Services (Bermuda) Ltd., Hamilton, Bermuda (the “Issuer”) is launching today a bond issue of approximately CHF 750 million guaranteed, unsubordinated bonds due 2013 (the “Bonds”), convertible into registered shares of CHF 1.00 nominal value (the “Shares”) of, and unconditionally and irrevocably guaranteed by Adecco S.A., Chéserex, Switzerland (the “Guarantor”).

Adecco is issuing the Bonds to take advantage of the attractive financing opportunity available in the current convertible market given the low interest rate and high volatility environment. The proceeds of the Bonds will be used outside Switzerland for general corporate purposes, to further strengthen Adecco’s financial position and support the long-term strategy.

The Bonds are structured as zero coupon 10 year premium redemption convertible bonds and are marketed to investors with a yield to maturity range of 1.25 to 1.75% (annual) and an initial conversion premium range of 61 to 66% to a reference price of the Shares set at pricing, which is expected to occur today. The issue price is set at 100% and the redemption price range is 113.2 to 118.9%. Investors may put the Bonds after 7 years on 26 August 2010 at the accreted principal value. The Issuer may call the Bonds at any time after the end of year 7 at the accreted principal value. The Issuer has granted an over-allotment option to purchase an additional amount of up to CHF 150 million Bonds. On or after 6 October 2003 and until 12 August 2013 each Bond in the denomination of CHF 5,000 is, in accordance with its terms, convertible free of charge into Shares.

The offering of the Bonds consists, until 20 August 2003 at the latest, of a public offering of bonds in Switzerland and private placements of bonds in jurisdictions outside of Switzerland, the United States (or to US persons), Canada, Bermuda or Japan. The Bonds will be offered to investors outside the United States in reliance on Regulations S under the U.S. Securities Act of 1933, as amended, and in compliance with the laws and regulations applicable in every country where the offering takes place.

The payment date of the Bonds will be on 26 August 2003. Application will be made to list the Bonds on the SWX Swiss Exchange. The Shares are listed on the SWX Swiss Exchange and traded on virt-x.

The Issuer and the Guarantor have agreed to a 90-day lock up period with respect to the sale of like convertible securities, Shares and options.

Enquiries and requests for additional information:

Adecco Group

Sägereistrasse 10

8152 Glattbrugg

Tel. +41 1 878 88 88

This press release is for information purposes only and is not an offer to sell, or the solicitation on an offer to buy, any securities. The distribution of this press release and the offer and sale of the securities in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release is not an offer of securities for sale in the United States. The offer and sale of the securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended. The securities may not be offered or sold in the United States or to US persons absent such registration or an applicable exemption from registration.

Stabilisation / FSA

NOT FOR DISTRIBUTION OR RELEASE IN CANADA, BERMUDA, ITALY OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

July 23rd, 2003

PRESS RELEASE

Final Terms

Adecco Has Successfully Placed its Convertible Bonds

Adecco Financial Services (Bermuda) Ltd., Hamilton, Bermuda (the “Issuer”) priced the bond issue of CHF 750 million guaranteed, unsubordinated bonds due 2013 (the “Bonds”), convertible into registered shares of CHF 1.00 nominal value (the “Shares”) of, and unconditionally and irrevocably guaranteed by, Adecco S.A., Chéserex, Switzerland (the “Guarantor”).

The Bonds are structured as zero coupon 10 year premium redemption convertible bonds, have a yield to maturity of 1.50% (annual) and a conversion price of CHF 94.50 (conversion premium of 63.58%). The issue price has been set at 100% and the redemption price has been fixed at 116.05%. Investors may put the Bonds after 7 years on 26 August 2010 at the accreted principal value. The Issuer may call the Bonds at any time after the end of year 7 at the accreted principal value. The Issuer has granted an over-allotment option to purchase an additional amount of up to CHF 150 million Bonds. On or after 6 October 2003 and until 12 August 2013 each Bond in the denomination of CHF 5,000 is, in accordance with its terms, convertible free of charge into Shares.

The offering of the Bonds consists, until 20 August 2003 at the latest, of a public offering of bonds in Switzerland and private placements of bonds in jurisdictions other than Switzerland, the United States, Canada, Bermuda, Italy or Japan. The Bonds will be offered to investors outside the United States in reliance on Regulations S under the U.S. Securities Act of 1933, as amended, and in compliance with the laws and regulations applicable in every country where the offering takes place.

The proceeds of the Bonds will be used outside Switzerland for general corporate purposes, to further strengthen Adecco’s financial position and support the long-term strategy.

The payment date of the Bonds will be on 26 August 2003. Application will be made to list the Bonds on the SWX Swiss Exchange. The Shares are listed on the SWX Swiss Exchange and traded on virt-x.

Enquiries and requests for additional information:

Adecco Group

Sägereistrasse 10

8152 Glattbrugg

Tel. +41 1 878 8888

This press release is for information purposes only and is not an offer to sell, or the solicitation on an offer to buy, any securities. The distribution of this press release and the offer and sale of the securities in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release is not an offer of securities for sale in the United States. The offer and sale of the securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended. The securities may not be offered or sold in the United States or to US persons absent such registration or an applicable exemption from registration.

Stabilisation / FSA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 23 July 2003	By:	/s/ FELIX WEBER
Felix Weber
Chief Financial Officer

Dated: 23 July 2003	By:	/s/ HANS R. BRÜTSCH
Hans R. Brütsch
Corporate Secretary